EXHIBIT 12

INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

	Years Ended December 31,

	2001		2000		1999		1998		1997

	(Dollars in thousands)
Earnings
Net income	$507,866		$468,901		$453,447		$369,352		$338,684
Add:
Provision for income taxes(a)	269,224		237,292		249,958		192,922		187,475
Fixed charges	905,826		894,146		807,495		778,817		754,246
Less:
Capitalized interest	58,845		50,019		45,235		54,297		48,818

Earnings as adjusted (A)	$1,624,071		$1,550,320		$1,465,665		$1,286,794		$1,231,587

Preferred dividend requirements	$14,624		$18,570		$18,131		$16,965		$16,348
Ratio of income before provision for income taxes to net income	153%		151%		155%		152%		155%

Preferred dividend factor on pretax basis	22,375		28,041		28,103		25,787		25,339

Fixed charges
Interest expense	792,611		773,539		686,767		639,964		642,321
Capitalized interest	58,845		50,019		45,235		54,297		48,818
Interest factor of rents	54,370		70,588		75,493		84,556		63,107

Fixed charges as adjusted (B)	905,826		894,146		807,495		778,817		754,246

Fixed charges and preferred stock dividends (C)	$928,201		$922,187		$835,598		$804,604		$779,585

Ratio of earnings to fixed charges ((A) divided by (B))	1.79	x	1.73	x	1.82	x	1.65	x	1.63	x

Ratio of earnings to fixed charges and preferred stock dividends ((A) divided by (C))	1.75	x	1.68	x	1.75x		1.60	x	1.58	x

(a)	Income taxes related to cumulative effect of accounting change is included in 2001.